SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: June 1, 2010
Commission File No. 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

The information contained in this Report is hereby incorporated by reference into the NewLead Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

NEWLEAD HOLDINGS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report. Reference in the following discussion to “our”, “us”, “we”, “NewLead” and “the Company” refer to NewLead Holdings Ltd. and its subsidiaries.
Operating and Financial Review
     The following is a discussion of the financial condition and results of operations for the three months ended March 31, 2010 and 2009 of NewLead Holdings Ltd. All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), and, where necessary, comparative figures have been reclassified to conform to changes in presentation in the current period. The discussion and analysis should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report, as well as the consolidated financial statements and accompanying notes included in the Company’s 2009 Annual Report on Form 20-F filed with the Securities and Exchange Commission.
     This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of product tanker, and drybulk products that are transported by the Company’s vessels; (iii) operating costs, including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (iv) changes in interest rates; (v) vessel values; (vi) shipyard performance; or (vii) changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking.
Recent Developments
Dropdown of six vessels and a ship management company
     On April 1, 2010, NewLead completed the acquisition of six vessels (four drybulk vessels and two product tankers) and Newlead Shipping S.A. (“Newlead Shipping”) and its subsidiaries, an integrated technical and commercial management company, from Grandunion Inc (“Grandunion”). In connection with this transaction, NewLead transferred to Grandunion 8,844,444 shares of NewLead’s common stock and assumed existing liabilities.
     Newlead Shipping, as an integrated technical and commercial management company, manages oil tankers and bulkers through its subsidiaries. They provide a broad spectrum of technical and commercial management to all segments within the maritime shipping industry. Newlead Shipping holds the following accreditations:
•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system, by consistently providing a service that meets customer and applicable statutory and regulatory requirements, and by enhancing customer satisfaction through, among other things, processes for continual improvement;

•	ISO 14001 from American Bureau of Shipping for environmental management, including policy and objectives targeting legal and other requirements; and

•	Certificate of Company Compliance by the American Bureau of Shipping for safety, quality and environmental requirements of the ABS HSQE guide.
New charter party agreement
     On May 6, 2010, the Company announced that it has reached an agreement with a charterer, who management considers to be first class, to enter into a spot-market-related time charter for the MV Grand Victoria, a 2002 built 75,966 dwt Panamax, for 20 to 22 months. The time charter is expected to commence upon redelivery of the vessel from current charter, which is expected during the fourth quarter of 2010. The net effective rate for the spot-market-related time charter will be based on approximately 100% of the Baltic Panamax Index.
Newbuilding program: three new vessels
     In February 2010, NewLead agreed to purchase two 80,000 dwt geared Kamsarmaxes for an aggregate purchase price of $112.7 million. The vessels are expected to be delivered from COSCO Dalian Shipyard during the fourth quarter of 2010 and 2011 respectively, and will be chartered out immediately upon delivery to a charterer, who management considers to be first class.
     The first vessel is chartered-out for a five-year initial term at $28,710 (net) per day plus a two year option ranging between $20,000 and $28,000. The second vessel is chartered-out for a seven-year term at $27,300 (net) per day. These time charters are projected to add approximately $16.1 million in annual EBITDA and $104.0 million in aggregate EBITDA over the term of the charters.
     In March 2010, NewLead agreed to purchase a 92,000 dwt post-Panamax vessel for $37.0 million. Delivery is expected from a first-class Korean shipyard in the second quarter of 2011. NewLead anticipates financing the vessel with a combination of debt and cash from its balance sheet. The vessel will be chartered-out to a charterer, who management believes to be first class, for approximately seven years at a floor rate of approximately $15,000 per day plus 50/50 profit sharing. This time charter is projected to add approximately $3.2 million in annual EBITDA and

$21.0 million in aggregate EBITDA, assuming zero profit sharing. Using rates as of May 17, 2010, and assuming an appropriate profit sharing, the annualized EBITDA would be $6.9 million and aggregate EBITDA over the term of the charter would be $46.9 million.
Sale of non-core vessels
     In April 2010, NewLead sold two vessels, the Chinook and the High Rider, and agreed to sell the Ostria and the Nordanvind, for a total consideration of $30.2 million for these four vessels. The Chinook is a 2001 Romanian-built, 38,700 dwt, MR tanker. The High Rider is a 1991 Japanese-built, 41,502 dwt, MR tanker. The Ostria and the Nordanvind are 2000 and 2001, respectively, Romanian-built, 38,615 dwt, MR tankers. The sale of the Ostria and the Nordanvind is expected to be concluded during the second quarter of 2010. NewLead also intends to sell the High Land, a 1992 Japanese-built, 41,450 dwt, MR tanker during the third quarter of 2010. These five vessels were deemed by management to be non-core to continuing operations given the fact that they had been operating at sub-par rates on the spot market for an extended period. Divesting these inefficient vessels is expected to favorably impact adjusted EBITDA from continuing operations by approximately $7.8 million, annually. NewLead plans to use the net proceeds from these sales to renew its fleet or reduce its outstanding indebtedness.
     Furthermore, in January 2010, NewLead completed the sale of its container vessels, the MSC Seine and the Saronikos Bridge, for $13.0 million of gross cash proceeds. A portion of these proceeds was used to pay down outstanding debt. As a result of the sale and delivery of these vessels, NewLead exited the container market. Accordingly, the results of operations related to the container market are reflected as discontinued operations, as this was also the case at December 31, 2009.
Overview
General
     The legal and commercial name of the Company is NewLead Holdings Ltd., a Bermuda company incorporated under the Bermuda Companies Act of 1981 on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Str., Piraeus Greece 185 38 and its telephone number is (30) 213-014-8600.
     NewLead Holdings Ltd. is an international shipping company that owns a fleet of dry bulk carriers and double-hulled product tankers. We provide ideal solutions for sea transportation requirements and a significant role in meeting the worldwide demand for distribution of petroleum products and dry bulk commodities.
     Focused on operational excellence, NewLead provides its customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards. We will endeavor to capitalize on the dynamics of the shipping industry, expand our Company and create shareholder value.
     During the fourth quarter of 2009, NewLead underwent a recapitalization, including changing its name from Aries Maritime Transport Limited, to reposition itself and focus on the wet and dry segments of its business. As a result of the recapitalization, we changed our board of directors and senior management, exited the container market by selling our remaining two container vessels and refinanced certain obligations in order to strengthen our financial position. In addition, we are currently implementing a new business strategy that includes growing our two business segments (wet and dry), building a core fleet of owned and chartered-in vessels and creating appropriate revenue mix to achieve a stable cash flow. Moreover the new business strategy aims to:
•	Grow our diversified fleet through sourced networks at favorable terms;

•	Implement a coherent charter strategy to achieve an optimal mix of spot charters, time charters and bareboat charters to smooth exposure to market cycles;

•	Maintain cash flow stability with upside potential;

•	Solidify a diverse customer base with established reliable charterers to reduce our counterparty risk;

•	Bring in quality in-house technical managers to ensure efficient operations and optimum fleet utilization; and

•	Employ leverage with a favorable repayment profile.
FLEET
NewLead currently controls 19 vessels, including nine double-hull product tankers, seven drybulk vessels and three newbuilds, which reflect the six vessels acquired in the recent dropdown and the two non-core vessels NewLead has contracted to sell.

The current “core” fleet of 16 vessels consists of 10 dry bulk carriers (including the three newbuilds) totalling 1.14 million dwt and six double-hull product tankers totalling 0.37 million dwt. The total dwt for the “core” fleet is 1.51 million. Of the “core” fleet, the 13 vessels in current operation have an average age of 11.4 years. The current “non-core” fleet consists of three double-hull product tankers totalling 0.12 million dwt. NewLead Holdings, has currently fixed 71%, 38%, 32%, of its 2010, 2011, 2012 available days, respectively, of its fleet (excluding “non-core” vessels and including the three newbuilds), representing contracted fees (net of commissions), from the current charter agreements of $37.2, $40.8, $40.0, million, respectively. The employment profile of the fleet as of May 28, 2010 is reflected in the table below.

	Size
Vessel Name	(dwt)	Vessel Type	Year Built	Charter Expiration		Net Daily Charter Hire Rate
Product Tanker Vessels
Stena Compass	72,750	Panamax	2006	December 2010		$18,232.50 plus 30% profit share above $26,000
Stena Compassion	72,750	Panamax	2006	June 2010		$18,232.50 plus 30% profit share above $26,000
NewLead Avra (formerly Altius)	73,495	Panamax	2004	Spot		—
NewLead Fortune (formerly Fortius)	73,495	Panamax	2004	Spot		—
Hiona	37,337	Handymax	2003	min: March 2011 max: May 2011		$19,012.50 plus profit sharing above $19,500
Hiotissa	37,329	Handymax	2004	min: April 2011 max: June 2011		$19,012.50 plus profit sharing above $19,500

Drybulk Vessels
Brazil	151,738	Capesize	1995	min: October 2014 max: February 2015		$28,985	(2)
Australia	172,972	Capesize	1993	min: November 2011 max: January 2012		$20,391
China	135,364	Capesize	1992	min: November 2015 max: October 2016		$12,753
Grand Ocean	149,498	Capesize	1990	min: December 2010 max: April 2011	(3)	$15,360
Grand Venetico	134,982	Capesize	1990	min: June 2011 max: October 2011	(3)	$17,760
Grand Victoria	75,966	Panamax	2002	min: October 2010 max: January 2011		$16,875
Grand Rodosi	68,788	Panamax	1990	June 2010		$24,375

Non-core Product Tanker vessels
Nordanvind	38,615	Handymax	2001	Spot	(1)	—
Ostria	38,615	Handymax	2000	Spot	(1)	—	(4)
High Land	41,450	Handymax	1992	min: June 2010 max: July 2010		$8,181.25

		Vessel	Expected			Charter Rate
Newbuildings	Size (dwt)	Type	Delivery Date	Charter term		(daily, net)
S1125	92,000	Post-Panamax	Q2 2011	Seven year time charter		$14,438 plus 50% Profit Sharing when 110% of BPI route index exceeds $17,000
N213	80,000	Kamsarmax	Q4 2010	Seven year time charter		$28,710	(4)
N216	80,000	Kamsarmax	Q4 2011	Seven year time charter		$27,300

(1)	In March 2010, MOAs for the sale of these vessels have been executed and the sales are expected to close during the second quarter of 2010.

(2)	$28,985 for the first and second years, $26,180 all years thereafter, plus profit sharing (85% of the Cape Spot 4 TCE Avg. minus $26,600)

(3)	Additional option: plus one year for Grand Ocean, plus six months for Grand Venetico.

(4)	$28,710 for first five years; owner’s option for additional two years at $20,000-$28,000 (less 1%).
The Product Tanker Industry
The international seaborne transportation industry represents the most efficient and, we believe, safest method of transporting large volumes of crude oil and refined petroleum products such as gasoline, diesel, fuel oil, gas oil and jet fuel, as well as edible oils and chemicals. Over the past five years, seaborne transportation of refined petroleum products has grown substantially.
Freight rates in the refined petroleum product tanker shipping industry are determined by the supply of product tankers and the demand for crude oil and refined petroleum products transportation. Factors that affect the supply of product tankers and the demand for transportation of crude oil and refined petroleum products include:
Supply:
•	The recent economic downturn has reduced the rate of new orders placed in this market segment. Considering the amount of product tankers that are on order, there are fears that oversupply of tonnage may occur in the near future. However, it is uncertain what percentage of the orders will finally materialize;

•	The phase-out of single hull tankers under more stringent regulatory and environmental protection laws and regulations will reduce the overall supply of vessels;

•	The implementation of stringent safety and security measures has effectively reduced the supply of product tankers that are available for hire at any particular time; and

•	Major energy companies are selective in the employment of product tankers and have strict vetting standards for approval of vessels for trading.
Demand:
•	For most of the prior years, the strength of the global economy, and in particular China’s economic growth, has increased demand;

•	The increase in the distance petroleum products are transported due to the increased exports from new refineries in the Middle East and Asia and the expected lack of growth in the refining capacity of the refineries in the U.S. and Europe; and

•	Increasing global production and consumption of refined petroleum products, and in particular the increase in exports from the Asian, Russian Baltic and Caspian regions.
The Dry Bulk Shipping Industry
     The global dry bulk carrier fleet may be divided into four categories based on a vessel’s carrying capacity. These categories consist of:
•	Capesize vessels have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•	Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•	Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.
     Apart from the above, sub classes have been created for specific trades:
•	Kamsarmax: An approximately 82,000 dwt Panamax with increased length overall (the length of a vessel, referred to herein as “LOA”) of 229 meters (“m”), named for Port Kamsar in Equatorial Guinea.

•	Postpanamax: An approximately 92,000 dwt vessel with increased LOA of 235m.

•	Dunkirkmax: An approximately 175,000 dwt large Capesize with maximum LOA of 289m and a maximum beam (the width of a vessel, referred to herein as “B”) of 45m, named for the French port’s eastern harbor lock at Dunkirk.

•	Newcastlemax: An approximately 185,000 dwt large Capesize with a maximum B of 47m, named for the Australian port of Newcastle.

•	Setouchmax: An approximately 205,000 dwt large Capesize (a “very large bulk carrier” or “VLBC”) with a low design draught of 16.10m and a maximum LOA of 299.9m, named for ports in the Setouch Sea in Japan.
Supply:
     The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. Currently, newbuilding statistics from shipping analysts show that approximately 125.7 million dwt of dry bulk vessels are on order, representing approximately 60% of the existing fleet. The bulk carrier fleet is expected to grow more than 10% in 2010. This supply increase, however, is expected to be absorbed by the recovery in dry bulk demand and the scrapping activity. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last five years has been 26 years. However, due to recent strength in the dry bulk shipping industry, the average age at which the vessels are scrapped has increased.
Demand:
     The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Seaborne dry bulk trade increased by slightly more than 2% annually during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 2001 and September of 2008, the average of the Baltic Dry Index (BDI) was 3,768 points. During the last quarter of 2008 and the first quarter of 2009 the dry bulk market was significantly affected from the credit crisis and the worldwide recession which dropped the BDI to a six months average of 1,169 points, while from the second quarter of 2009 and up to now the BDI average considerably recovered to 2,957 points. The BDI is an index issued daily by the London-based Baltic Exchange which tracks worldwide international shipping prices of various dry bulk cargoes. The index provides “an assessment of the price of moving the major raw materials by sea. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for dry bulk carrier capacity, it is important to bear in mind that dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Dry bulk carriers seldom operate on round trip voyages. Rather, dry bulk carriers customarily operate on triangular or multi-leg voyages. Therefore, trade distances assume greater importance in the demand equation.
Operating results
     The following discussion solely reflects results from continuing operations, other than as described in note 17, “Discontinued Operations”, of the notes to our condensed consolidated financial statements, unless otherwise noted.
Factors Affecting Results of Operations
     We believe the principal factors that will affect our results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read the section titled “Risk Factors” included in the Company’s 2009 annual report on Form 20-F with the Securities and Exchange Commission for a discussion of certain risks inherent in our business.

     We believe that the important measures for analyzing trends in our results of operations consist of the following:
•	Market exposure: We manage the size and composition of our fleet by chartering our owned vessels to international charterers. In order to diversify our Market risk, we attempt to achieve an appropriate balance of the composition of our vessels between wet and dry vessels.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Equivalent vessels: Equivalent vessels, is the data of the available days of the fleet divided by the number of the calendar days in the respective period.

•	TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts. The Stena Compass and the Stena Compassion were each employed on bareboat charters during the three month periods ended March 31, 2010 and 2009. Accordingly, the Stena Compass and the Stena Compassion’s charter rates have been adjusted to reflect a TCE rate of approximately $24,033 per day, assuming operating costs of $5,800 per day.
Voyage and Time Charter
     Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term, which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Three months ended March 31, 2010 compared to three months ended March 31, 2009
     Comparison between these two periods is of limited value as a result of the recapitalization on October 13, 2009.Tthe year ended December 31, 2009 is reported as a predecessor period, prior to the recapitalization, and a successor period, after the recapitalization.
     The successor and predecessor periods are not comparable as the successor period revenue and expense accounts include increases to certain charges, as well as the addition of the three vessels newly acquired from Grandunion in the recapitalization.
     The following table presents consolidated revenues and expenses information for the three months ended March 31, 2010 and 2009. This information was derived from the unaudited condensed consolidated revenues and expenses accounts of the Company for the respective periods.

	(unaudited)	(unaudited)
	Successor	Predecessor
	Three months	Three months
	ended March	ended March
	31, 2010	31, 2009

Operating revenues	$18,066	$11,735

Commissions	(499)	(261)
Voyage expenses	(4,975)	(1,873)
Vessel operating expenses	(7,376)	(5,363)
General and administrative expenses	(4,116)	(1,318)
Depreciation and amortization	(5,621)	(3,772)
Impairment loss	(12,438)	—
Management fees	(530)	(295)

	(35,555)	(12,882)

Net operating loss	(17,489)	(1,147)

Interest and finance expense, net	(9,777)	(3,468)
Interest income	277	3
Other (expense) / income, net	(7)	3
Change in fair value of derivatives	2,485	(106)

Total other expenses, net	(7,022)	(3,568)

Net loss from continuing operations	(24,511)	(4,715)

Net income from discontinued operations (includes gain from sale of vessels of $2.5 million in 2010 and $0 in 2009)	2,254	469

Net loss	$(22,257)	$(4,246)

Set forth below are selected historical and statistical data for the Company that it believes may be useful in better understanding its financial position and results of operations.

	(Unaudited)
	Three months ended March 31,
	2010	2009

Available days (1)	1,013	810
Operating days (2)	835	666
Fleet utilization (3)	82.4%	82.2%
Equivalent vessels (4)	11	9
Time Charter Equivalents (5)	$13,639	$13,142
Total Vessel Operating Expenses (6)	$9,473	$10,048

1)	Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

2)	Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

3)	Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

4)	Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.

5)	Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period.

6)	Total vessel operating expenses are defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees, divided by the vessels calendar days. This has been adjusted to exclude the calendar days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters.
Revenues
     For the quarter ended March 31, 2010, total revenues from continuing operations were $18.1 million and total revenues of $11.7 million were recorded for the quarter ended March 31, 2009. The increase in revenue is primarily attributable to the 33% growth in our fleet relative to the quarter ended March 31, 2009. As part of management initiatives, we had 12 vessels in operation for the quarter ended March 31, 2010, whereas for the quarter ended March 31, 2009, we had nine vessels. The revenue growth was partially offset by an increase in direct voyage expenses of $3.1 million as a consequence of a 150% increase in the number of vessels operating on the spot market. For the quarters ended March 31, 2010 and March 31, 2009, our time charter equivalent (TCE) rates were $13,639 per day and $13,142 per day, respectively, reflecting higher direct voyage costs during the first quarter of 2010.
     Fleet utilization for the quarter ended March 31, 2010 was 82.4% and 82.2% for the first quarter of 2009. During the first quarter of 2010, 50% of our fleet was fixed on time charters and 67% in the same quarter of 2009. Excluding the non-core vessels, 71% of our fleet was fixed on time charters, which is in line with our chartering strategy to have 60% -80% of our fleet on period time charters. Fleet utilization for the quarter ended March 31, 2010 was impacted by 175 unemployment days, primarily attributable to the inefficient performance of many of our non-core vessels (High Rider, Chinook, Ostria and Nordanvind) which were operating on the spot tanker market. Furthermore, the temporary loss of oil major approvals, due to a change in technical managers during the first quarter of 2010, for NewLead Avra and NewLead Fortune hindered their employment. While this change reduces such vessels’ employment in the near term, we anticipate that in the longer term, operating efficiencies will materially increase.
Commissions
     Chartering commissions were $0.50 million during the three months ended March 31, 2010, and $0.26 million during the equivalent period in 2009. The increase is mainly due to the 33% fleet increase (as discussed previously), as well as the increase of the vessels operating on the spot market.
Voyage Expenses
     Voyage expenses were $5.0 million during the first quarter of 2010, and $1.9 million during the first quarter of 2009. The increase is mainly attributable to the 150% increase in the number of vessels operating on the spot market in 2010 compared to 2009.
Vessel operating expenses
     Vessel operating expenses were $7.4 million during the first quarter of 2010 and $5.4 million for the equivalent period in 2009, reflecting the 25% growth in the available and operating days as a result of the growth of our fleet. Vessel operating expenses also increased due to proactive repairs made to improve and maintain our vessels’ operational performance while minimizing off hire days. In addition, we also incurred incidental costs in relation to the change of management for certain vessels. We anticipate these actions will contribute to our ongoing efforts to further improve upon our fleet’s utilization and contribution going forward.
General and Administrative Expenses
     General and administration expenses were $4.1 million in 2010, and $1.3 million in 2009. This increase is primary the result of a 79% increase in the number of personnel as a result of the recent recapitalization, as well as, $0.9 million relating to the drop down of six vessels and a ship management company which was concluded on April 1, 2010.
Depreciation and Amortization
     Depreciation and amortization was $5.6 million during the three months ended March 31, 2010, and $3.8 million during the equivalent period in 2009 reflecting the increase in the numbers of vessels being operated. In addition, for the three months ended March 31, 2010, we included an amount of $1.5 million for the amortization of the backlog asset due to the assumption of charters associated with the fair valuing of certain vessels related to the recapitalization in 2009, whereas for the first quarter of 2009, the backlog asset was $0.
Impairment Loss
     Pursuant to the standard requirements, we evaluated the carrying amounts of our long-lived assets in light of current market conditions. Following our decision to sell our non-core fleet, memorandum of agreements were signed for the sale of four such vessels during the period ended March 31, 2010. Therefore, we assumed that the future use for these vessels (Chinook, High Rider, Ostria and Nordanvind) was changed. Accordingly, we performed an impairment test on these vessels and we recorded an impairment loss of $12.4 million based on the future cash flows that these vessels will generate in the light of these new circumstances. No impairment loss was recorded in the three months ended March 31, 2009.
Management Fees
     Management fees were $0.5 million for the three months ended March 31, 2010, and $0.3 million during the equivalent period in 2009. The increase was primarily due to management fees associated with the fleet growth, as well as the termination fees paid for the change of management for Newlead Avra and Newlead Fortune during the first quarter of 2010.
Interest and Finance Expense, net
     During the quarter ended March 31, 2010, we recorded interest and finance expense of approximately $9.8 million. For the relevant quarter of 2009, interest and finance expense was approximately $3.5 million. The expense for 2010 includes a $3.6 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% notes. Excluding the amortization of the beneficial conversion feature and the finance charges, interest expense on loans was $5.6 million for the period ended March 31, 2010. The interest expense for the period ended March 31, 2009 was $3.2 million. The increase was primarily the result of the interest charge from the 7% Notes and from the debt assumed in relation to the three dry bulk vessels transferred as part of the recapitalization on October 13, 2009. In particular, the interest charge for the 7% Notes was $2.0 million (in addition to the $3.6 million non-cash charge) and for the assumed debt $0.4 million. In addition, commitment and other loan fees and the amortization of deferred financing costs were $0.6 million for the three month period ended March 31, 2010 and $0.3 million for the equivalent period of 2009. Furthermore, during the quarter ended March 31, 2010, we received interest of $0.3 million. The interest received in the relevant quarter of 2009 was $0.003 million.
Change in Fair Value of Derivatives
     The mark to market of our eight interest rate swaps, warrants and the make whole fundamental change derivative during the three month period ended March 31, 2010, resulted in an unrealized gain of $2.5 million. For the period ended March 31, 2009, we recorded an unrealized loss of $0.1 million from the mark to market of our then existed seven interest rate swaps. The mark to market valuation resulted in an increase in the derivative liabilities in the balance sheet to $14.6 million as of March 31, 2010.
Net loss
     Net loss from continuing operations was $24.5 million for the quarter ended March 31, 2010, and $4.7 million for the quarter ended March 31, 2009.
     The net loss for the quarters ended March 31, 2010 and 2009 was $22.3 million and $4.2 million, respectively. This loss includes income from discontinued operations of $2.3 million in 2010 and $0.5 million in 2009, which were primarily related to our exit from the container market.
Liquidity and Capital Resources
Overview
     We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) quarterly and six month payments of interest and other debt-related expenses and the repayment of principal; (iii) maintenance of financial covenants under our fully revolving credit facility agreement; (iv) payments for dry-docking and special survey costs; and (v) maintenance of cash reserves to provide for contingencies.

     As of March 31, 2010, we had a positive working capital position of approximately $56.5 million and $94.8 million of cash and cash equivalents as of March 31, 2010, compared with the working capital position of approximately $67.2 million and $106.3 million in cash and cash equivalents as of December 31, 2009. Total debt as of March 31, 2010 and December 31, 2009, was $269.7 million and $278.7 million, respectively, reflecting the $125.0 million outstanding principal amount of our 7% convertible senior notes as $45.0 million and $41.4 million for the respective periods due to the netting impact of a beneficial conversion feature (discount). As of March 31, 2010, there were 79,453,821 of common shares issued and outstanding. As of May 28, 2010, there were 88,363,265 of common shares issued and outstanding, which increase was primarily the result of the approximately 8.8 million shares issued in connection with the recent dropdown of six vessels and a ship management company.
The following table below summarizes the cash flows from our operations for each of the three months ended March 31, 2010 and 2009:

	Three months ended
	March 31,
	2010	2009

Net cash used in operating activities	$(6,501)	$(1,505)
Net cash provided by / (used in) investing activities	7,047	(42)
Net cash (used in) / provided by financing activities	(12,020)	820

Net decrease in cash and cash equivalents	(11,474)	(727)

Cash and cash equivalents, beginning of the period	106,255	4,009

Cash and cash equivalents, end of period	$94,781	$3,282

Cash Flows
Net cash used in operating activities
     Net cash used in operating activities was $6.5 million for the three month period ended March 31, 2010, and $1.5 million for the same period of 2009. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment loss and unrealized gains and losses on derivatives.
     The cumulative effect of the adjustments to reconcile net income to net cash used in operating activities was a $19.0 million increase for the three month period ended March 31, 2010 which consisted mainly of the following adjustments: $4.1 million of depreciation and amortization charges; $12.4 million of impairment loss; $0.3 million of amortization of deferred finance fees; $0.2 million provision for doubtful receivables; $2.7 million loss from the amortization of the backlog asset; $3.6 million from the amortization of the beneficial conversion feature of the 7% senior unsecured convertible notes and $0.7 million relating to share-based compensation. These adjustments were partially offset by $2.5 million gain from the valuation of derivatives and $2.5 million gain on disposal of vessels.
     The decrease in cash flow from operations of $6.1 million for the three month period ended March 31, 2010, resulted from a $2.5 million payments for dry-docking and special survey costs; a $1.9 million decrease in accounts payable and accrued liabilities; a $1.1 million decrease amount due to managing agents; and a $0.6 million increase in prepaid expenses and other receivables. This decrease was partially offset by a $1.5 million decrease in trade receivable; a $1.0 million decrease in inventories and a $0.3 million increase in deferred income.
     The cumulative effect of the adjustments to reconcile net income to net cash used in operating activities was a $5.6 million increase for the three month period ended March 31, 2009 which consisted mainly of the following adjustments: $5.7 million of depreciation and amortization charges; $0.2 million of amortization of deferred finance fees; $0.1 million loss from the valuation of derivatives; and $0.1 million relating to share-based compensation. These adjustments were partially offset by $0.5 million of gain from the amortization deferred charter revenue.
     The decrease in cash flow from operations of $4.3 million for the three month period ended March 31, 2009, resulted from a $2.6 million decrease in accrued liabilities; a $1.3 million decrease in deferred income; a $0.2 million increase amount due from managing agents and a $0.2 million increase in inventories. This decrease was partially offset by a $1.0 million decrease in trade and other receivables; a $0.3 million decrease in prepaid expenses; and a $0.1 million increase in trade payables.
Net cash provided by / (used in) investing activities
     For the three months ended March 31, 2010, our net cash provided by investing activities was $7.0 million. For the three months ended March 31, 2009 net cash used in investing activities was $0.04 million. This decrease was due primarily to vessel disposals amounting to $10.8 million during the three months ended March 31, 2010, which was partially offset by an advance of $3.7 million for a vessel under construction.
Net cash (used in) / provided by financing activities
     For the three months ended March 31, 2010, our net cash used in financing activities was $12.0 million. For the three months ended March 31, 2009 net cash provided by financing activities was $0.8 million.

     The decrease in cash flow from financing activities of $46.8 million for the three month period ended March 31, 2010, resulted from the principal repayments of our credit facilities. This negative change was partially offset by a $34.3 million from proceeds from long term debt and a $0.5 million decrease in restricted cash.
     The increase in cash flow from financing activities of $0.8 million for the three month period ended March 31, 2009, resulted from the decrease in restricted cash.
Indebtedness
     As of March 31, 2010 and December 31, 2009, our total indebtedness for balance sheet purposes was approximately $269.7 million and $278.7 million, respectively, reflecting the $125.0 million outstanding principal amount of our 7% senior unsecured convertible notes as $45.0 million and $41.4 million, respectively, due to the netting impact of a beneficial conversion feature (discount).
      As of May 28, 2010, we estimated our total indebtedness for balance sheet purposes to be approximately $430.2 million, reflecting the $125.0 million outstanding principal amount of the 7% Notes as $47.3 million.
     Prior to the recapitalization on October 13, 2009, we had entered into a $360 million fully revolving credit facility in April 2006 with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent. Subsequent to the recapitalization on October 13, 2009, our existing syndicate of lenders entered into a new $221.4 million facility agreement, referred to herein as the “Facility Agreement”, by and among us and the banks identified therein in order to refinance our existing revolving credit facility.
     The new Facility Agreement was originally payable in 19 quarterly installments of approximately $2.0 million each, and a sum of $163.4 million (comprising a repayment installment of $2.0 million and a balloon repayment of $161.4 million) due in October 2014. Of the proceeds of the issuance of the 7% Notes during 2009 (see Note 10 of the Condensed Consolidated Financial Statements), $20.0 million was applied to reduce the Facility Agreement. In January 2010, we paid an aggregate amount of $9.0 million after the proceeds received from the sale of the two vessels, M/V Saronikos Bridge and M/V MSC Seine, as well as, an amount of $2.0 million of the ordinary installments. After these payments, the Facility Agreement is currently payable in 18 quarterly installments of approximately $1.9 million each, and a sum of $156.1 million (comprising a repayment installment of $1.9 million and a balloon repayment of $154.2 million) due in October 2014. As of March 31, 2010, the outstanding balance was $190.4 million and the effective interest rate was 6.84%. As of May 28, 2010, the outstanding balance was $188.5 million.
     Our obligations under the new Facility Agreement are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels, excluding the three vessels transferred to us as part of the recapitalization.
     As explained further below, the new Facility Agreement bears an increased margin of 2.75% above LIBOR until the original maturity date, April 6, 2011.
     Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:
•	1.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50%;

•	2.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is less than 27.5%.
     As a result of the recapitalization, new financial covenants were put in place. Except for working capital and minimum liquidity requirements, all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. We were compliant with the debt covenants as of March 31, 2010.
     The new Facility Agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:
•	our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than:
          (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and
          (b) 30% from the financial quarter ending September 30, 2013 onwards.
•	maintain, on a consolidated basis on each financial quarter, working capital of not less than zero dollars ($0);

•	the minimum liquidity requirement, at five percent of the outstanding loan:

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than;
          (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and
          (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 going forward.
     In connection with the recapitalization on October 13, 2009, we issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes (“7% notes”) due 2015. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between us and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, with an expiration date of October 13, 2015. The fair value of these warrants was determined as of October 13, 2009, and as such, they will be amortized over a period of six years. The warrants will be marked to market at every reporting date. The remainder of the 7% Notes are owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas our President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20.0 million, a portion of existing indebtedness and the remaining proceeds are expected to be used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 26.67 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding as at May 28, 2010. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $45.0 million on our March 31, 2010 balance sheet due to the netting impact of a beneficial conversion feature (discount) described below and in Note 10 of the Condensed Consolidated Financial Statements. We estimate that as of May 28, 2010, the net outstanding amount for balance sheet purposes was approximately $47.25 million.
     We have accounted for the 7% Notes as follows:
     (1) A Beneficial Conversion Feature (“BCF”); and
     (2) A “Make Whole Fundamental Change” conversion option which has been valued separately. Under the accounting provision, these two components factor into the valuation of the 7% Notes as follows:
•	The BCF was valued at $100.5 million and is amortized over the life of the 7% Notes as interest expense. The BCF represents the difference between the conversion price of the 7% Notes ($0.75) and the market price of our common shares at the date of issuance ($1.27), multiplied by 193.3 million shares, assuming full conversion of the initial $145.0 million of 7% Notes. Assuming no further conversions of the remaining $125.0 million of 7% Notes, the annual BCF amortization will be $14.4 million annually; and

•	the Make Whole Fundamental Change was valued at $18,127 relating to an additional benefit of 10% of additional shares that the holders can potentially acquire when converting the 7% Notes should certain conditions exist. This will also be amortized over the life of the 7% Notes as an interest expense.
     We use interest rate swaps to swap our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Exposure” herein.
     On April 1, 2010, we completed the dropdown of six vessels and a management company pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between us and Grandunion Inc.
     Immediately prior to being acquired by us, the vessel owning subsidiaries, renegotiated and executed loan agreements that were assumed by us at closing, as detailed below:
     On October 13, 2009, we assumed a $37.4 million credit facility in relation to the three vessels transferred to us as part of the recapitalization. The $37.4 million credit facility was originally payable in 20 consecutive quarterly installments of $1.56 million and a $6.2 million repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize our cost of capital. As of March 31, 2010, the outstanding balance was $34.3 million.

This credit facility was refinanced with a new credit facility signed on May 6, 2010. Particularly, we entered into a facility agreement with Marfin Egnatia bank, for a reducing revolving credit facility of up to $65.28 million, in relation to M.V Grand Rodosi, Australia, China and Brazil, which consolidated our existing $37.4 million credit facility in connection to the three vessels transferred to it as part of the recapitalization in October 2009 and the initial facility of $35.0 million agreement for Grand Rodosi. The facility is payable in twelve quarterly installment of $1.885 million followed by twenty quarterly installments of $2.133 due in May 2018. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of 4.0% (assuming current Libor of 0.497%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility that includes: i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; ii) maintain, on a consolidated basis on each financial quarter, working capital of not less than zero dollars ($0); and iii) the minimum liquidity requirement, at five percent of the outstanding loan; iv) the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of May 28, 2010, the outstanding balance was $31.4 million.
     On April 1, 2010, we assumed a Loan Agreement, dated November 10, 2006, as supplemented by a Second Supplemental Agreement, dated April 1, 2010 (which replaced a First Supplemental Agreement, dated April 18, 2008), for a loan facility of up to $18.0 million, in relation to M/V Grand Venetico. The loan is payable in two quarterly installments of $0.625 million followed by a $8.625 million balloon payment due in November 2010. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of 3.25% (assuming current Libor of 0.497%, plus a 2.75% margin). The loan facility, includes, among other things, a value to loan ratio that must be at all times 143%, and a cash sweep for 50% of vessel’s excess cash (all as defined in such loan facility) to be applied against the balloon payment in November 2010. As of the date of assumption, the outstanding balance on such loan facility was $9.875 million. As of May 28, 2010, the outstanding balance was $9.25 million.
     On April 1, 2010, we assumed a Loan Agreement, dated October 16, 2007, as novated, amended and restated March 2010, relating to a term loan facility of up to $27.5 million in relation to M/V Grand Victoria. The loan is payable in 20 quarterly installments of $0.375 million followed by 15 quarterly installments of $0.475 million and a balloon payment of $12.875 million. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of 3.75% (assuming current Libor of 0.497%, plus a 3.25% margin). The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: i) when the value to loan ratio is in compliance, only 50% of the excess cash is to be applied towards prepayment of the loan facility; and ii) if value to loan ratio is in breach, 100% of the excess cash to be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 21, 2012 and 125%, thereafter. The loan facility, includes, among other things, financial covenants that include: i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; iii)working capital to be not less than zero during the period the loan facility remains outstanding; and iv) minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter. As of the date of assumption, the outstanding balance on such loan facility was $27.5 million. As of May 28, 2010, the outstanding balance was $27.5 million.
     On April 1, 2010, we assumed a Loan Agreement, dated March 19, 2008, as supplemented by a Second Supplemental Agreement, dated March 31, 2010 (which replaced a First Supplemental Agreement, dated February 26, 2009), for a loan of up to $76.0 million in relation to M/T Hiona and M/T Hiotissa. The loan is payable in one quarterly installment of $1.5 million followed by four quarterly installments of $1.25 million followed by 19 quarterly installments of $1.125 million and a balloon payment of $37.225 million due in July 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of 4.0% (assuming current Libor of 0.497%, plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: i) minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60.0 million, although such covenant is waived through the period ended December 31, 2011; ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, of not more than 75%, although such covenant is waived through the period ended December 31, 2011; iii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; and iv) the value to loan ratio must be 130% during the period the loan facility remains outstanding, although such covenant is waived through the period ended February 28, 2012. As of the date of assumption, the outstanding balance on such loan facility was $65.1 million. As of May 28, 2010, the outstanding balance was $63.6 million.
     On April 1, 2010, we assumed a Loan Agreement, dated March 31, 2010, for a loan of up to $21.0 million, in relation to M/V Grand Ocean. The loan facility is payable in one quarterly installment of $0.85 million followed by six installments of $0.8 million followed by seven quarterly installments of $0.75 and a balloon payment of $10.1 million due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of 4.0% (assuming current Libor of 0.497%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, that includes: i) minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60.0 million, although the covenant is waived through the period ended December 31, 2011; ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, to be no more than 75%, although this covenant is waived through the period ended December 31, 2011; iii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; and iv) value to loan ratio must be 130% during the period the loan facility remains outstanding, although the covenant is waived through the period ended February 28, 2012. As of the date of assumption, the outstanding balance on such loan facility was $21.0 million. As of May 28, 2010, the outstanding balance was $20.15 million.

On April 15, 2010, we entered into two facility agreements in relation to the two acquired Kamsarmaxes. The first facility agreement which was signed with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, is for $66.7 million and is payable to twenty quarterly installments of $1.52 million and a final payment of $36.3 million due no later than October 26, 2017. Borrowings under this facility agreement bear an effective interest rate, including margin, prior to the initial delivery date (in respect of Hull N213) and the final delivery date (in respect for Hull N216), of 4.0% (assuming current Libor of 0.497%, plus a 3.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to130%, the applicable margin will be 3.4%, 3.2% and 2.75%, respectively. The second facility agreement which was signed with Bank of Scotland and BTMU Capital Corporation is for $13.3 million and is payable in twenty quarterly installments of $0.13 million and a final payment of $10.7 million due no later than October 26, 2017. Borrowings under this facility agreement bear an effective interest rate, including margin, prior to the initial delivery date (in respect of Hull N213) and the final delivery date (in respect for Hull N216), of 6.0% (assuming current Libor of 0.497%, plus a 5.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 5.2%, 4.9% and 4.5%, respectively. Both facility agreements include financial covenants, all as described in the loan facilities that include: i) security coverage of 115% up to and including the second anniversary of final delivery date, 120% up to third anniversary date, 125% up to fourth anniversary date and 130% thereafter; ii) the minimum free liquidity of the corporate guarantor ,during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; iii) the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than ; (a) 1.10 to 1.00 from the financial quarter day ending September 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending September 30, 2013 going forward; and iv) the Equity ratio to be not less than; (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 going forward. As of May 28, 2010, the outstanding balance of the loan was $42.5 million.
EBITDA and adjusted EBITDA reconciliation to Net Income
EBITDA: EBITDA represents net income from continuing operations, before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items, including straight-line of revenue, provision for doubtful receivables, change in fair value of derivatives, impairment loss and stock-based compensation expense. We use EBITDA and Adjusted EBITDA because we believe that each is a basis upon which liquidity can be assessed and each presents useful information to investors regarding our ability to service and/or incur indebtedness. We also believe that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and (iii) EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

	Successor	Predecessor
	January 1,	January 1,
	to	to
	March 31, 2010	March 31, 2009

ADJUSTED EBITDA
RECONCILIATION

NET LOSS from continuing operations
PLUS:	$(24,511)	$(4,715)
Net interest expense	9,500	3,465
Depreciation and amortization	5,621	3,772

EBITDA	$(9,390)	$2,522
Straight line of revenue	180	—
Provision for doubtful receivables	195
Change in fair value of derivatives (includes warrants valuations)	(2,485)	106
Impairment loss	12,438
Stock-based compensation	721	146

ADJUSTED EBITDA	$1,659	$2,774

EBITDA for the quarter ended March 31, 2010, was negative $9.4 million, reflecting a $12.4 million for impairment loss, $2.5 million non-cash gain in the fair value of derivatives, $0.7 million for stock-based compensation expense, $0.2 million for doubtful receivables, as well as $0.2 million for the straight lining of revenue. Excluding these items, adjusted EBITDA from continuing operations for the quarter ended March 31, 2010, was $1.7 million, and for the quarter ended March 31, 2009 it was $2.8 million. The decrease was mainly attributable to the adjusted

EBITDA loss of $3.4 million for the non-core vessels. Excluding the non-core vessels, adjusted EBITDA for the core vessels was $5.1 million for the three month period ended March 31, 2010 and $3.9 million for the relevant period of 2009.
Off-Balance Sheet Arrangements
     We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.
Commitments
     (i) Rental agreements
     We have entered into an office rental agreement with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Chief Executive Officer and member of our board of directors, at a monthly rental of approximately €6,000 (equal to approximately $8,000) as of March 31, 2010, plus stamp duties, until expiration in November 2021.
     (ii) Commercial and Technical Ship Management Agreements
     At December 31, 2009, the vessel-owning companies of the vessels Newlead Avra (formerly Altius), Newlead Fortune (formerly Fortius), High Land, High Rider and Ostria had technical ship management agreements with International Tanker Management Limited (“ITM”) based in Dubai which were cancellable by either party upon two months notice. The agreed annual management fees are approximately $0.17 million per vessel, during each of 2010 and 2009. During the period ended March 31, 2010, the vessel owning companies of Newlead Avra and Newlead Fortune have terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of the vessels have signed agreements for the provision of both technical and commercial ship management services with a related party, Newlead Shipping S.A., a company which was controlled by Grandunion and currently is NewLead’s subsidiary subsequent to April 1, 2010, transaction. The agreed annual management fees are approximately $0.20 million per vessel.
     The Chinook had a technical ship management agreement with Ernst Jacob Ship Management GmbH (“Ernst Jacob”), which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob. The agreed annual management fee per vessel for both 2010 and 2009 are approximately €150,000 (equal to approximately $200,000).
     At December 31, 2009, the Australia, China and Brazil each had a commercial and technical ship management agreement with Stamford Navigation Inc. (“Stamford”) (as to the Australia) and with Newfront Shipping S.A. (“Newfront”) (as to the China and Brazil). The agreed annual management fees are approximately $0.19 million per vessel. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies have signed agreements with Newlead Bulkers S.A. (“Newlead Bulkers” a company which was controlled by Grandunion and currently is NewLead’s subsidiary subsequent to April 1, 2010, transaction), for the provision of commercial and technical ship management services. The agreed annual management fees for 2010 are approximately $0.19 million per vessel.
     Magnus Carriers, a company owned by two of our former officers and directors, provided the ship-owning companies of the Newlead Avra, Newlead Fortune, High Land, High Rider, Ostria and Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by us effective May 1, 2009. At March 31, 2010, the commercial management services for the High Land, High Rider, Ostria, Nordanvind and Chinook, are provided in-house.
     (iii) Sale of vessels
     During the first quarter of 2010, we signed memorandum of agreements for the sale of the Chinook, High Rider, Ostria and Nordanvind for aggregate consideration of $30.2 million.
     On April 15, 2010, we sold the Chinook (see note 18 in the accompanying Condensed Consolidated Financial Statements).
     On April 22, 2010, we sold the High Rider (see note 18 in the accompanying Condensed Consolidated Financial Statements).
     The sale of the Ostria and Nordanvind is expected to be concluded during the second quarter of 2010.
Related Parties
Management services and commissions
     Magnus Carriers Corporation, a related party, is a company that provided commercial management services to certain Company vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7 per month per vessel where no

1.25% commission was payable. In addition, Magnus Carriers was entitled commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by the Company on May 1, 2009.
     For the three month periods ended March 31, 2010 and 2009, the management fees were approximately $0 and $0.19 million, respectively (figures include continuing and discontinued operations).
SeaBreeze
     As part of attaining revenue (commissions) for our vessels, we have contracted with a related entity, Sea Breeze Ltd., of which one of our former directors is a shareholder. In addition, we paid 1% of the purchase price brokerage commission on the sale of the M/V Saronikos Bridge and M/V MSC Seine, respectively. For the periods ended March 31, 2010 and 2009, the commissions amounted to $0.11 million and $0, respectively (figures include continuing and discontinued operations).
Newfront — Stamford
     The vessels Australia, China and Brazil had technical ship management and commercial management agreements with Stamford (as to the Australia), and Newfront (as to the China and the Brazil). These commercial and technical management agreements were terminated in the first quarter of 2010. For the period ended March 31, 2010, the management fees to Newfront and Stamford were approximately $0.05 and $0.03 million, respectively. There was no ship management agreement with Newfront or Stamford during the period ended March 31, 2009.
Newlead Bulkers S.A.
     During the quarter ended March 31, 2010, Newlead Bulkers has assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the period were $0.06 million. There was no ship management agreement with Newlead Bulkers during the quarter ended March 31, 2009.
Newlead Shipping S.A.
     During the quarter ended March 31, 2010, Newlead Shipping has assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the period were $0.04 million. There was no ship management agreement with Newlead Shipping during the quarter ended March 31, 2009.
Terra Stabile A.E.
     We lease space in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Chief Executive Officer and member of our Board of Directors. In November 2009, we entered into a 12-year lease agreement with the landowner (see note 15 in the accompanying Condensed Consolidated Financial Statements). Total rent for the quarter ended March 31, 2010 was approximately $0.03 million.
Domina Petridou O.E.
     We leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of our former directors is a shareholder. In November 2005, we entered into a 10-year lease agreement with the landowner. In October 2007, we entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010, respectively (see note 15 in the accompanying Condensed Consolidated Financial Statements). Total rent for the three month periods ended March 31, 2010 and March 31, 2009 amounted to approximately $0.02 and $0.03 million, respectively.
Amounts due (to) / from related parties
     Amounts due to related parties were $0.4 million at March 31, 2010 and at December 31, 2009 amounts due to related parties were $0.2 million.
     Amounts due (to) / from related parties were as follows:

	As of March 31,	As of December 31,
	2010	2009
Newfront Shipping S.A.	$121	$40
Stamford Navigation Inc	(377)	(234)
Newlead Shipping S.A.	(249)	—

	As of March 31,	As of December 31,
	2010	2009
Newlead Bulkers S.A.	59	—

Total	$(446)	$(194)

Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Exposure
     Prior to the refinancing of our Facility Agreement, our debt obligations under the then-existing facility agreement bore interest at Libor plus a margin ranging from 0.276% to 1.5% per annum. With the recapitalization and refinancing of the Facility Agreement, we pay Libor plus a margin of 2.75%. Furthermore, in connection with the recapitalization, all financial covenants (excluding working capital and minimum liquidity covenants) under the Facility Agreement have been waived for a period ranging from 30 to 36 months. However, increasing interest rates could adversely affect our future profitability.
     On July 5, 2006, we entered into interest rate swaps with five banks on identical terms. These five swaps have an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, we pay a fixed interest rate of 5.63% per annum on a total of $100.0 million of our long-term debt.
     On April 3, 2008, we entered into a floored swap transaction with one bank and a simultaneous swap and cap transaction with another bank. These two synthetic swaps have an effective date of April 3, 2008 and maturity dates of April 3, 2011 and April 4, 2011, respectively. Under the terms of the floored swap agreement, we pay a fixed interest rate of 4.285% per annum on a total of $23.3 million of our long term debt. Under the terms of the swap and cap transactions, we pay a fixed interest rate of 4.14% on a total of $23.3 million of our long-term debt and we have limited our interest rate exposure to 4.14% on an additional amount of $23.3 million.
     A 1% increase in LIBOR would have resulted in an increase of approximately $0.055 million in our interest expense on the unhedged element of drawings under the terms of our original credit facility for the three months ended March 31, 2010.
     In connection with the recapitalization, we entered into a credit facility and an interest rate swap with Marfin Egnatia Bank. This credit facility bears interest Libor plus a margin of 3.5%. This swap has an effective date of September 2, 2009 and a maturity date of September 2, 2014. Under the terms of the swap agreement, we pay a fixed interest rate of 4.08% per annum on the outstanding amount of the credit facility. As of March 31, 2010, the outstanding amount of the credit facility was $34.3 million. In connection with this credit facility, we also pay LIBOR plus a margin of 3.5% on the outstanding amount.
     In connection with the acquisition of the two Kamsarmaxes, we assumed an interest rate swap with Bank of Scotland. This swap has maturity date of April 4, 2013. Under the terms of the swap agreement, we pay a fixed interest rate of 3.973% per annum. As of March 31, 2010, the outstanding amount fixed under this interest rate swap was $37.5 million.
Foreign Exchange Rate Exposure
     Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain of its expenses, in other currencies, primarily Euros. During the three months ended March 31, 2010, the value of the U.S. dollar reached highs of $1.46 and lows of $1.33 compared to the Euro, and as a result, an adverse or positive movement could increase our expenses. During the three months ended March 31, 2010, the effect was minimal.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. dollars except share amounts)

		(Unaudited)
		As of	As of
		March 31,	December 31,
	Notes	2010	2009
ASSETS
Current assets
Cash and cash equivalents		$94,781	$106,255
Restricted cash	5	392	403
Trade receivables, net		2,854	4,572
Other receivables		531	496
Inventories	6	2,047	3,085
Prepaid expenses		1,621	1,082
Backlog asset		2,837	5,528

Total current assets		105,063	121,421

Restricted cash	5	9,140	9,668
Advances for vessel under construction	7	3,700	—
Assets held for sale		—	8,250
Vessels and other fixed assets, net	8	236,666	253,115
Deferred charges, net		6,540	6,831

Total non-current assets		256,046	277,864

Total assets		$361,109	$399,285

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Current portion of long-term debt	9	$13,879	$14,240
Accounts payable, trade		7,340	11,048
Accrued liabilities		16,344	16,957
Deferred income		419	226
Derivative financial instruments	14	9,665	9,687
Due to managing agent	16	935	2,054

Total current liabilities		48,582	54,212

Derivative financial instruments	14	4,939	7,407
7% convertible senior notes, net	10	44,996	41,430
Deferred income		820	730
Long-term debt	9	210,831	223,030

Total non-current liabilities		261,586	272,597

Total liabilities		310,168	326,809

Commitments and contingencies	15	—	—
Shareholders’ equity
Preference Shares, $0.01 par value, 500 million shares authorized, none issued.
Common Shares, $0.01 par value, 1 billion shares authorized, 79.5 and 79.4 million shares issued and outstanding as of March 31, 2010 and December 31, 2009, respectively		795	794
Additional paid-in capital		110,275	109,554
Accumulated deficit	12	(60,129)	(37,872)

Total shareholders’ equity		50,941	72,476

Total liabilities and shareholders’ equity		$361,109	$399,285

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts)

		Successor	Predecessor
		Three months	Three months
		ended March 31,	ended March 31,
	Notes	2010	2009

OPERATING REVENUES	13	$18,066	$11,735

EXPENSES:
Commissions	16	(499)	(261)
Voyage expenses		(4,975)	(1,873)
Vessel operating expenses	16	(7,376)	(5,363)
General and administrative expenses	16	(4,116)	(1,318)
Depreciation and amortization expenses	8	(5,621)	(3,772)
Impairment loss	3,8	(12,438)	—
Management fees		(530)	(295)

		(35,555)	(12,882)

Net operating loss		(17,489)	(1,147)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense, net	9	(9,777)	(3,468)
Interest income		277	3
Other (expense) / income , net		(7)	3
Change in fair value of derivatives	14	2,485	(106)

Total other expenses, net		(7,022)	(3,568)

Net loss from continuing operations		(24,511)	(4,715)

Net income from discontinued operations (includes gain from sale of vessels $2,497 in 2010 and nil in 2009)	17	2,254	469

Net loss		$(22,257)	$(4,246)

(Loss) / income per share:
Basic and diluted

Continuing operations		$(0.32)	$(0.16)

Discontinued operations		$0.03	$0.01

Total		$(0.29)	$(0.15)

Weighted average number of shares:

Basic and diluted		77,193,821	28,721,877

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)
(All amounts expressed in thousands of U.S. dollars, except share amounts)

		Common
		Shares
		(Number of		Additional		Total
		Shares in	Share	Paid-in	Accumulated	Shareholders’
	Notes	Thousands)	Capital	Capital	Deficit	Equity

Balance at December 31, 2008 (Predecessor)		28,962	$290	$113,787	$(48,561)	$65,516
Net loss		—	—	—	(125,764)	(125,764)
Issuance of common shares	11	88	1	—	—	1
Share-based compensation	11	—	—	793	—	793

Balance at October 13, 2009 (Predecessor)		29,050	291	114,580	$(174,325)	(59,454)
Change in control — basis adjustment		—	—	(164,014)	174,325	10,311
Contribution of vessels		18,978	189	34,808	—	34,997
Beneficial conversion feature on the 7% convertible senior notes	10	—	—	100,536	—	100,536
Conversion of the 7% convertible senior notes ($20m)	10	26,667	267	19,733	—	20,000
Net loss		—	—	—	(37,872)	(37,872)
Share-based compensation	11	4,680	47	3,911	—	3,958

Balance at December 31, 2009 (Successor)		79,375	794	109,554	(37,872)	72,476
Net loss		—	—	—	(22,257)	(22,257)
Issuance of common shares	11	80	1	—	—	1
Share-based compensation	11	—	—	721	—	721

Balance at March 31, 2010 (Successor)		79,455	$795	$110,275	$(60,129)	$50,941

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(All amounts expressed in thousands of U.S. dollars)

		Successor	Predecessor
	Notes	January 1, 2010	January 1, 2009
		to	to
		March 31, 2010	March 31, 2009
OPERATING ACTIVITIES:
Net loss		$(22,257)	$(4,246)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash adjustments		19,012	5,631
Payments for dry-docking / special survey costs		(2,529)	—
Decrease in operating assets		1,987	924
Decrease in operating liabilities		(2,714)	(3,814)

Net cash used in operating activities		(6,501)	(1,505)

INVESTING ACTIVITIES:
Advances for vessel under construction		(3,700)
Other fixed asset acquisitions		—	(42)
Vessels disposals, net assets / assets held for sale		10,747

Net cash provided by / (used in) investing activities		7,047	(42)

FINANCING ACTIVITIES:
Principal repayments of long-term debt	9	(46,840)	—
Proceeds from long-term debt	9	34,280	—
Restricted cash	5	539	820
Proceeds from issuance of capital shares		1

Net cash (used in) / provided by financing activities		(12,020)	820

Net decrease in cash and cash equivalents		(11,474)	(727)

Cash and cash equivalents
Beginning of period		106,255	4,009

End of period		$94,781	$3,282

Supplemental Cash Flow information:

Interest paid		$3,798	$3,565

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
1. Description of Business
     NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005 under the name “Aries Maritime Holdings Limited” and on December 21, 2009, the Company changed its name to NewLead Holdings Ltd.
     On October 13, 2009, the Company completed an approximately $400,000 recapitalization, which resulted in Grandunion Inc. (“Grandunion”) acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 18,977,778 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 2,666,667 were transferred to Rocket Marine Inc. (“Rocket Marine”), a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. As at March 31, 2010, Grandunion owned approximately 21% of the Company and, as a result of the voting agreement, controls the vote of approximately 43% of the Company’s outstanding common shares.
     In connection with the recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 193.3 million newly issued common shares. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, with an expiration date of October 13, 2015. The remainder ($144,900) is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 26.7 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at March 31, 2010 owned approximately 34% of the Company’s outstanding common shares.
     The Company’s principal business is the acquisition and operation of vessels. NewLead conducts its operations through the vessel-owning Companies whose principal activity is the ownership and operation of product tankers and dry bulk vessels that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
2. Basis of Presentation
     The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
     As of March 31, 2010, NewLead’s subsidiaries included in these condensed consolidated financial statements were as follows:

				Successor	Predecessor
		Country of		Periods that	Periods that
Company Name		Incorporation	Nature / Vessel Name	vessel operates	vessel operates

1.	Land Marine S.A.	Marshall Islands	M/T High Land	01/01/2010 — 3/31/2010	01/01/2009 — 3/31/2009

2.	Rider Marine S.A.	Marshall Islands	M/T High Rider (1)	01/01/2010 — 3/31/2010	01/01/2009 — 3/31/2009

3.	Ostria Waves Ltd.	Marshall Islands	M/T Ostria (2)	01/01/2010 — 3/31/2010	01/01/2009 — 3/31/2009

4.	Altius Marine S.A.	Marshall Islands	Newlead Avra (3)	01/01/2010 — 3/31/2010	01/01/2009 — 3/31/2009

5.	Fortius Marine S.A.	Marshall Islands	Newlead Fortune (4)	01/01/2010 — 3/31/2010	01/01/2009 — 3/31/2009

6.	Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind (5)	01/01/2010 — 3/31/2010	01/01/2009 — 3/31/2009

7.	Chinook Waves Corporation	Marshall Islands	M/T Chinook (6)	01/01/2010 — 3/31/2010	01/01/2009 — 3/31/2009

8.	Compass Overseas Ltd.	Bermuda	M/T Stena Compass	01/01/2010 — 3/31/2010	01/01/2009 — 3/31/2009

9.	Compassion Overseas Ltd.	Bermuda	M/T Stena Compassion	01/01/2010 — 3/31/2010	01/01/2009 — 3/31/2009

10.	Australia Holdings Ltd.	Liberia	M/V Australia	01/01/2010 — 3/31/2010	—

11.	Brazil Holdings Ltd.	Liberia	M/V Brazil	01/01/2010 — 3/31/2010	—

12.	China Holdings Ltd.	Liberia	M/V China	01/01/2010 — 3/31/2010	—

13.	Curby Navigation Ltd.	Liberia	Hull S-1125 (7)	—	—

14.	Santa Ana Waves Corporation	Marshall Islands	Vessel owning company	01/01/2010 — 3/31/2010	01/01/2009 — 3/31/2009

15.	Makassar Marine Ltd.	Marshall Islands	Vessel owning company (8)	01/01/2010 — 1/07/2010	01/01/2009 — 3/31/2009

16.	Seine Marine Ltd.	Marshall Islands	Vessel owning company (9)	01/01/2010 — 1/20/2010	01/01/2009 — 3/31/2009

17.	Vintage Marine S.A.	Marshall Islands	Vessel owning company	—	—

18.	Jubilee Shipholding S.A.	Marshall Islands	Vessel owning company(10)	—	01/01/2009 — 3/31/2009

19.	Olympic Galaxy Shipping Ltd.	Marshall Islands	Vessel owning company	—	—

20.	Dynamic Maritime Co.	Marshall Islands	Vessel owning company	—	—

21.	AMT Management Ltd.	Marshall Islands	Operating company	—	—

22.	Newlead Holdings (ex Aries Maritime) (US) LLC	United States of America	Operating company (11)	—	—

23.	Abroad Consulting Ltd.	Marshall Islands	Operating company	—	—

(1)	A memorandum of agreement (MOA) for the sale of the M/T High Rider was signed on March 30, 2010 and delivered to her new owners on April 22, 2010 (see note 18).

(2)	A memorandum of agreement (MOA) for the sale of the M/T Ostria was signed on March 31, 2010.

(3)	M/T Altius was renamed to Newlead Avra on February 14, 2010.

(4)	M/T Fortius was renamed to Newlead Fortune on March 11, 2010.

(5)	A memorandum of agreement (MOA) for the sale of the M/T Nordanvind was signed on March 31, 2010.

(6)	A memorandum of agreement (MOA) for the sale of the M/T Chinook was signed on February 18, 2010 and delivered to her new owners on April 15, 2010 (see note 18).

(7)	On March 30, 2010, NewLead acquired Curby Navigation Ltd., a company which was incorporated on December 30, 2009.

(8)	M/V Saronikos Bridge was sold on January 7, 2010 (see notes 17, 18).

(9)	M/V MSC Seine was sold on January 20, 2010 (see notes 17, 18).

(10)	M/V Ocean Hope was sold on June 29, 2009.

(11)	Aries Maritime (US) LLC was incorporated on October 23, 2008, as a representative office in the United States. The company changed its name to Newlead Holdings (US) LLC on January 19, 2010.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The accompanying interim condensed consolidated financial statements of Newlead are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, NewLead’s condensed consolidated financial position as of March 31, 2010 and the condensed consolidated results of operations for the three months ended March 31, 2010 (successor) and 2009 (predecessor). The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in NewLead’s Annual Report on Form 20-F for the year ended December 31, 2009.
     The condensed financial statements for the period ended March 31, 2009, as labelled “Predecessor”, reflect the consolidated financial position, results of operations and cash flows of the twelve vessel-owning subsidiaries of NewLead.
     The condensed financial statements for the period ended March 31, 2010, as labelled “Successor”, reflect the consolidated financial position, results of operations and cash flows of the predecessor 11 vessel-owning subsidiaries and the three vessel-owning subsidiaries contributed by Grandunion.
     All inter-company transaction balances and transactions have been eliminated upon consolidation.
3. Summary of Significant Accounting Policies
Use of Estimates:
     The preparation of condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future dry-dock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
Impairment of Long-lived Assets:
     The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.
     As of March 31, 2010, there was strong evidence that the disposal of certain vessels was very close to occurring. For that reason the management performed an impairment test comparing the book values of those vessels with the expected cash flows from their disposition less selling costs, which resulted in an impairment loss of $12,438 from continuing operations. During the three months ended March 31, 2009, there was no impairment loss.
Accounting for Revenue and Expenses:
     The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned rateably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel and address commissions. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of the discharge of the current cargo.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     Profit sharing represents the Company’s portion on the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled.
     Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred.
     Deferred income represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.
4. Recent Accounting Pronouncements
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2011, with earlier adoption prohibited. The Company does not expect the impact of this guidance to be material to its condensed consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. The new guidance was effective for the Company for the fiscal year beginning January 1, 2010 and its adoption did not have a material effect on its condensed consolidated financial statements.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on the Company’s consolidated financial statements.
Fair Value Disclosures
     In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for the Company beginning in the first quarter of fiscal 2012. The adoption of the new standards has not had and is not expected to have a significant impact on the Company’s condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
5. Restricted Cash

	As of March 31,	As of December 31,
	2010	2009
Minimum Liquidity	$392	$403

Short term restricted account	392	403

Minimum Liquidity	9,140	9,668

Long term restricted account	9,140	9,668

	$9,532	$10,071

6. Inventories

	As of March 31,	As of December 31,
	2010	2009
Lubricants	$603	$953
Bunkers	1,416	2,075
Provisions (Stores)	28	57

	$2,047	$3,085

7. Advances for Vessel Under Construction
     On March 30, 2010, the Company signed a “Stock Purchase Agreement” for the purchase of a 92,000 dwt newbuild Post-Panamax vessel from a first-class shipyard in Korea for $37,000. The vessel is expected to be delivered in the second quarter of 2011. During the first quarter of 2010, the Company paid an amount of $3,700 in respect of the newbuild vessel.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
8. Vessels and Other Fixed Assets, Net

	Other fixed		Special	Dry-
Cost	assets	Vessels	survey	docking	Total

PREDECESSOR
Balance at December 31, 2008	$210	$380,094	$8,053	$12,011	$400,368
Additions	63	—	1,358	4,761	6,182
Disposals — Discontinued operations	—	(17,224)	(421)	(484)	(18,129)

Balance at October 13, 2009	273	362,870	8,990	16,288	388,421

SUCCESSOR
Additions	—	—	—	1,333	1,333
Additions — Contribution from Grandunion	—	98,985	—	5,767	104,752
Change in control — basis adjustment	(273)	(82,870)	(8,990)	(16,288)	(108,421)
Transfer to assets held for sale	—	(8,400)	—	—	(8,400)

Balance at December 31, 2009	—	370,585	—	7,100	377,685

Additions	—	—	—	86	86
Balance at March 31, 2010	—	370,585		7,186	377,771

Accumulated Depreciation and Amortization
PREDECESSOR
Balance at December 31, 2008	(99)	(89,472)	(4,921)	(9,413)	(103,905)
Depreciation and Amortization for the period	(174)	(14,073)	(1,071)	(2,050)	(17,368)
Impairment loss	—	(91,601)	—	—	(91,601)
Disposals	—	9,361	421	484	10,266

Balance at October 13, 2009	(273)	(185,785)	(5,571)	(10,979)	(202,608)
SUCCESSOR
Additions — Contribution from Grandunion	—	(27,894)	—	(1,569)	(29,463)
Change in control — basis adjustment (Depreciation and Amortization for the period)	273	94,184	5,571	10,979	111,007
Depreciation and Amortization for the period	—	(3,187)	—	(469)	(3,656)
Transfer to assets held for sale	—	150	—	—	150

Balance at December 31, 2009	—	(122,532)	—	(2,038)	(124,570)

Depreciation and Amortization for the period	—	(3,477)	—	(620)	(4,097)
Impairment loss (note 3)	—	(12,438)	—	—	(12,438)
Balance at March 31, 2010		(138,447)		(2,658)	(141,105)

PREDECESSOR
Net book value — December 31, 2008	111	290,622	3,132	2,598	296,463

Net book value — October 13, 2009	—	177,085	3,419	5,309	185,813

SUCCESSOR

Net book value — December 31, 2009	—	248,053	—	5,062	253,115

Net book value — March 31, 2010	$—	$232,138	$—	$4,528	$236,666

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
9. Long-Term Debt
Senior Secured Credit Agreement
     Below is a summary of the long-term portion and short-term portion of the debt as at March 31, 2010:

	Facility	Credit
Description	Agreement	Facility	Total
Long-term	$182,791	$28,040	$210,831
Short-term	7,639	6,240	13,879

Total	$190,430	$34,280	$224,710

     During the year ended December 31, 2009 total debt amounted to $237,270.
(a)	Facility Agreement
     Prior to the recapitalization on October 13, 2009, the Company had entered into a $360,000 fully revolving credit facility in April 2006 with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent. Subsequent to the recapitalization on October 13, 2009, the Company’s existing syndicate of lenders entered into a new $221,400 facility agreement, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.
     The new Facility Agreement was originally payable in 19 quarterly installments of approximately $2,000 each, and a sum of $163,430 (comprising a repayment installment of $2,000 and a balloon repayment of $161,430) due in October 2014. Of the proceeds of the issuance of the 7% Notes during 2009 (see note 10), $20,000 was applied to reduce the Facility Agreement. In January 2010, the Company paid an aggregate amount of $9,000 after the proceeds received from the sale of the two vessels, M/V Saronikos Bridge and M/V MSC Seine, as well as, an amount of $2,000 of the ordinary installments. After these payments, the Facility Agreement is currently payable in 18 quarterly installments of approximately $1,910 each, and a sum of $156,050 (comprising a repayment installment of $1,910 and a balloon repayment of $154,140) due in October 2014. As of March 31, 2010, the outstanding balance was $190,430.
     The Company’s obligations under the new Facility Agreement were secured by a first priority security interest, subject to permitted liens, on all vessels in the Company’s fleet and any other vessels the Company subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on the Company’s vessels, all existing and future charters relating to the Company’s vessels, the Company’s ship management agreements and all equity interests in the Company’s subsidiaries. The Company’s obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of the Company’s vessels, excluding the three vessels transferred to the Company as part of the recapitalization.
     As explained further below, the new Facility Agreement bears an increased margin of 2.75% above LIBOR up and until the original maturity date, April 6, 2011.
     Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:
•	1.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 50%;

•	2.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is less than 27.5%.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     As a result of the recapitalization, new financial covenants were put in place. Except for working capital and minimum liquidity all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. The Company was compliant with its debt covenants at March 31, 2010.
     The new Facility Agreement requires the Company to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:
•	the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, must be no less than:
(a)	25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b)	30% from the financial quarter ending September 30, 2013 onwards.
•	maintain, on a consolidated basis on each financial quarter, working capital of not less than zero dollars ($0);

•	the minimum liquidity requirement, at five percent of the outstanding loan:

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than;
(a)	2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b)	2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.
(b)	Credit Facility
     The Company assumed a $37,400 credit facility in relation to the three vessels transferred to it as part of the recapitalization in fourth quarter of 2009. The $37,400 credit facility is payable in 20 consecutive quarterly installments of $1,560 and a $6,200 repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize the Company’s cost of capital. As of March 31, 2010, the outstanding balance was $34,280. Subsequent to the period end, the facility was repaid in full. The Company pays a 1% commitment fee on the undrawn amount. On May 6, 2010, the Company refinanced this credit facility (see note 18).
     The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

	Successor	Predecessor
	Three months ended	Three months ended
	March 31, 2010	March 31, 2009

Interest expense	$5,644	$3,146
Amortization of deferred charges	291	187
Amortization of the beneficial conversion feature (see note 10)	3,561	—
Other expenses	281	135

	$9,777	$3,468

The effective interest rate at March 31, 2010 was approximately 6.95% per annum (March 31, 2009: 5.55%).

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     As at March 31, 2010, repayments of the long-term debt are as follows:

March 31, 2011	$13,879
March 31, 2012	13,879
March 31, 2013	13,879
March 31, 2014	13,879
March 31, 2015 and thereafter	169,194

$224,710

10. 7% Convertible Senior Notes
     In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes (“7% Notes”) due 2015. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share (“Any time” conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, with an expiration date of October 13, 2015. These warrants have been fair valued as of October 13, 2009 as such they will be amortized over a period of six years. The warrants are to be marked to market at every reporting date. The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas the Company’s President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20,000, a portion of existing indebtedness and the remaining proceeds are expected to be used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes.
     In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 26.67 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding as at March 31, 2010.
     The 7% Notes had two embedded conversion options — (1) An “Any time” conversion option and (2) A “Make Whole Fundamental Change” conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.
     (1) The “Any time” conversion option does meet the definition of a derivative under ASC 815 however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (1) indexed to its own stock and (2) would be classified in stockholder’s equity, if freestanding. As a result, this conversion option is not bifurcated and separately accounted for and is recorded as a derivative financial instrument liability.
     (2) The “Make Whole Fundamental Change” conversion option meets the definition of a derivative under ASC 815. This embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for and is recorded as a derivative financial instrument liability.
     The Company’s market price on the date of issuance was $1.27 and the stated conversion price is $0.75 per share. The Company recorded a beneficial conversion feature (BCF), totaling $100,536, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the period from January 1, 2010 to March 31, 2010, $3,561 of interest was expensed in the statement of operations.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The amount regarding the 7% Notes presented in the Consolidated Balance Sheet is analyzed as follows:

7% convertible
senior notes

7% convertible senior notes — initially issued	$(145,000)
Partial conversion of the convertible senior notes	20,000

7% convertible senior notes — outstanding	(125,000)
Beneficial conversion feature	100,536
Amortization of the beneficial conversion feature	(17,000)
Make whole fundamental change	34

Balance at December 31, 2009	(41,430)

Amortization of the beneficial conversion feature	(3,561)
Amortization of the Make whole fundamental change	(5)

Balance at March 31, 2010	$(44,996)

11. Share Based Compensation
Equity Incentive Plan
     The Company’s 2005 Equity Incentive Plan (the “Plan”) is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the Company depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.
     On May 29, 2009, the Company amended the Plan to: (a) increase the number of common shares reserved for issuance to 1,000,000 in order for the Company to best compensate its officers, directors and employees, and (b) ensure that no incentive share options shall be granted under the Plan from and following May 29, 2009.
     On December 22, 2009, the Company’s new management further amended the Plan to increase the number of common shares reserved for issuance to 7,000,000 to better enable the Company to offer equity incentives to its officers, directors and other employees.
     In addition, the Company may grant restricted common shares and share options to third parties and to employees outside of the Plan.
Restricted Common Shares
     The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company’s common shares as quoted on the Nasdaq Stock Market on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.
     During the periods ended March 31, 2010 (Successor) and March 31, 2009 (Predecessor), the Company recognized compensation cost related to the Company’s restricted shares of $440 and $122, respectively.
     A summary of the activity for restricted share awards during the periods January 1 to March 31, 2010, October 14 to December 31, 2009, April 1 to October 13, 2009 and January 1 to March 31, 2009 is as follows:

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

			Weighted
		Weighted	Average
	Number of	Average	Vesting Period
	Shares	Fair Values	(Years)

Outstanding and non-vested shares, as of December 31, 2008 (Predecessor)	240,000	$3.28	1.6
Outstanding and non-vested shares, as of March 31, 2009 (Predecessor)	240,000	3.28	1.6
Granted (1)	87,500	1.27	0.0
Vested	(327,500)	2.74	—

Outstanding and non-vested shares, as of October 13, 2009 (Predecessor)	—	—	0.0
Granted (2)	4,680,000	1.26	0.8
Vested	(2,500,000)	1.27	—

Outstanding and non-vested shares, as of December 31, 2009 (Successor)	2,180,000	1.25	1.8

Granted (3)	80,000	0.92	1.0
Vested	—	—	—

Outstanding and non-vested shares, as of March 31, 2010 (Successor)	2,260,000	$1.24	1.7

(1)	Vested on the date of the recapitalization.

(2)	2,500,000 shares had immediate vesting, 2 million have a two-year vesting schedule (at January 1, 2011, and 2012), while 180,000 vest in three years (at January 1, 2011, 2012, and 2013).

(3)	80,000 shares were granted on January 1, 2010 and vest over a one year period (January 1, 2011).
     Compensation cost of $1,981, related to non-vested shares will be primarily recognized up to December 31, 2012.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Share options
     The summary of share option awards is summarized as follows (in thousands except per share data):

		Weighted	Weighted	Weighted
	Number of	Average	Average Fair	average Vesting
	Options	Exercise Price	Value	Period (years)

Outstanding, as of December 31, 2008 (Predecessor)	300,000	$8.67	$0.52	3.0
Outstanding, as of March 31, 2009 (Predecessor)(1)	300,000	8.67	0.52	0.0
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of October 13, 2009 (Predecessor)	300,000	8.67	0.52	0.0
Granted (2)	3,000,000	1.65	0.52	3.0
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of December 31, 2009 (Successor)	3,300,000	2.29	0.52	3.0
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of March 31, 2010 (Successor)	3,300,000	2.29	0.52	3.0
Exercisable at March 31, 2010	800,000	$4.28	$0.52	—

(1)	In 2008, the Company granted 300,000 share options to purchase common shares subject to a vesting period of three annual equal installments. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (up to 10 years). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 5% and an expected volatility of 43%. For the first two vesting dates, the risk-free interest rate was 3.8% and the fair value per share option amounted to $0.55 with an expected life of 6 years. For the third vesting date, the risk-free interest rate was 4.6% with an expected life of 10 years, while the fair value per share option amounted to $0.45. No share options were granted during the year ended December 31, 2007. On October 13, 2009, all these shares were vested due to the recapitalization.

(2)	In 2009, the Company granted 3,000,000 share options to purchase common shares, which vest equally over 36 months and are subject to accelerated vesting upon certain circumstances. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (through five years from October 13, 2009). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 0% and an expected volatility of 90%. The risk-free interest rate was 2.3% and the weighted average fair value per share option amounted to $0.52.
     During the periods ended March 31, 2010 (Successor) and March 31, 2009 (Predecessor), the Company recognized share-based compensation cost of $281 and $24, respectively.
     Unrecognized compensation of $875 will be recognized in future years to the date of the full vesting of all share options, October 31, 2012.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The weighted average contractual life of the share options outstanding as of March 31, 2010 was 4.9 years.
     As of March 31, 2010, the intrinsic value of the Company’s share options was $0 since the share price of the Company’s common shares was less than the exercise price.
12. Common Shares and Dividends
     During the three months ended March 31, 2010 and 2009, the Company did not pay dividends as a result of the decision in September 2008 by the board of directors to suspend the payment of cash dividends.
13. Segment Information
     The Company has two reportable segments from which it derives its revenues: Wet Operations and Dry Operations. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Wet business typically consists of tankers transporting several different refined petroleum products simultaneously in segregated, coated cargo tanks, while the Dry operations consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels.
     The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	January 1,	January 1,	January 1,	January 1,	January 1,	January 1,
	to	to	to	to	to	to
	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2010	2009	2010	2009	2010	2009
Operating revenue	$11,702	$11,735	$6,544	$—	$18,246	$11,735
Commissions	(365)	(261)	(134)	—	(499)	(261)
Voyage expenses	(4,975)	(1,873)	—	—	(4,975)	(1,873)
Vessel operating expenses	(5,261)	(5,363)	(2,115)	—	(7,376)	(5,363)
General and administrative expenses	(1,719)	(1,172)	(532)	—	(2,251)	(1,172)
Management fees	(392)	(295)	(138)	—	(530)	(295)
Other (expense) / income, net	(1)	3	(6)	—	(7)	3

Net operating (loss) / income before depreciation and amortization	(1,011)	2,774	3,619	—	2,608	2,774
Depreciation and amortization expenses	(3,678)	(3,772)	(1,943)	—	(5,621)	(3,772)
Impairment loss	(12,438)	—	—	—	(12,438)	—

Net operating (loss) / income	(17,127)	(998)	1,676	—	(15,451)	(998)

Transaction costs	(712)	—	(237)	—	(949)	—
Straight line revenue	—	—	(180)	—	(180)	—
Compensation costs	(542)	(146)	(179)	—	(721)	(146)
Provision for doubtful receivables	(195)	—	—	—	(195)
Interest and finance expenses, net	(7,769)	(3,468)	(2,008)	—	(9,777)	(3,468)
Interest income	207	3	70	—	277	3
Change in fair value of derivatives	2,263	(106)	222	—	2,485	(106)

Net loss from continuing operations	$(23,875)	$(4,715)	$(636)	$—	$(24,511)	$(4,715)

Total Assets	$283,757		$77,352		$361,109

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
14. Financial Instruments
     The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, the 7% Notes and accounts payable.
Fair Values
     The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, trade and other receivables, due from managing agent, derivative financial instruments, 7% Notes and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.
Warrant Derivative Liability
     The Company records the warrant derivative liability at fair value, in the consolidated balance sheets under “Derivative financial instruments”, with changes in fair value recorded in “Change in fair value of derivatives” in the consolidated statements of income.
     During the fourth quarter of 2009, for advisory services provided in connection with the recapitalization, the Company authorized the issuance to a third party, a six-year warrant to purchase 5 million common shares.
     In connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, which resulted in $3,940 of debt issuance cost that were recorded as deferred issuance cost.
     For the period from January 1, 2010 to March 31, 2010, the total fair value change on warrants and make whole fundamental change was a gain of $1,407 and $24, respectively ($0 for the period ended March 31, 2009).
Interest Rate Risk
     Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in note 9, “Long-term Debt”.
Concentration of Credit Risk
     The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks and the high credit status of these counter-parties. The Company is also exposed to credit risk in the event of non-performance by counter-parties to derivative instruments. However, the Company limits this exposure by entering into transactions with counter-parties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.
Interest Rate Swaps
     Outstanding swap agreements involve both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter-parties and the level of contracts it enters into with any one party. The counter-parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with counter-parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.
     The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company’s long-term borrowings detailed in note 9. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The details of the Company’s swap agreements are as follows:
Counter-party

						Fair Value
						As of	As of
	Value	Termination	Notional	Fixed	Floating	March 31,	December 31,
Interest rate swaps	Date	Date	Amount	Rate	Rate	2010	2009
SMBC Bank	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	$(1,298)	$(1,475)
Bank of Ireland	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,294)	(1,484)
HSH Nordbank	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,294)	(1,483)
Nordea Bank	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,295)	(1,481)
Bank of Scotland	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,293)	(1,481)
Nordea Bank*	3/4/2008	4/4/2011	$23,333	4.14%	3-month LIBOR	(1,071)	(1,195)
Bank of Scotland**	3/4/2008	3/4/2011	$46,667	4.285%	3-month LIBOR	(1,113)	(1,249)
Marfin Egnatia Bank***	2/9/2009	2/9/2014	$37,400	4.08%	3-month LIBOR	(2,062)	(1,926)

						$(10,720)	$(11,774)

	Fair Value
	As of	As of
	March 31,	December 31,
	2010	2009
Short-term	$(9,665)	$(9,687)
Long-term	(1,055)	(2,087)

	$(10,720)	$(11,774)

*	Synthetic swap including interest rate cap detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Cap

Nordea	03/04/08	04/04/11	$23,333	4.14%

**	Synthetic swap including interest rate floor detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Floor

Bank of Scotland	03/04/08	03/04/11	$23,333	4.285%

***	As part of the contribution from Grandunion on October 13, 2009, the Company assumed a $37,400 interest rate swap by Marfin Egnatia Bank.
     The total fair value change of the interest rate swaps indicated above is shown in the condensed consolidated statements of operations. These amounts were a gain of $1,054 for the period from January 1, 2010 to March 31, 2010. For the period from January 1, 2009 to March 31, 2009 the amounts were a loss of $106. The related asset or liability is shown under derivative financial instruments in the balance sheet.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Fair Value Hierarchy
     The definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
     The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

December 31, 2009
Liabilities
Interest rate swaps	$11,774	$—	$11,774	$—
Warrants	$5,273	$—	$5,273	$—
Make Whole Fundamental Change	$42	$—	$42	$—
March 31, 2010
Assets
Vessel valuations	$29,761	$—	$29,761	$—
Liabilities
Interest rate swaps	$10,720	$—	$10,720	$—
Warrants	$3,866	$—	$3,866	$—
Make Whole Fundamental Change	$18	$—	$18	$—
     The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
     The Company’s assessment included its evaluation of the estimated fair market values for each vessel obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments used, compared to the carrying value. Where possible, third party valuations consider a number of factors that include a combination of last completed sales, present market candidates, buyers ideas and sellers ideas of similar vessels and other information they may possess. Based on this, third-party valuations make a professional assessment of what the vessel is worth at a given time assuming the vessels are in good working order and condition in hull and machinery to be expected of vessels of their age, size and type, that the vessel’s class is fully maintained and free from all conditions and in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Such instruments are typically classified within Level 2 of the fair value hierarchy.
15. Commitments and Contingent Liabilities
(1)	Commitments
Rental Agreements
     As of March 31, 2010, the Company has terminated two office rental agreements with a related party, Domina Petridou O.E, a company with common shareholders (see note 16). These rental agreements had a monthly rental of €4 each plus stamp duties, with duration until November 2015 and September 2016, respectively.
     The Company has entered into an office rental agreement with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s Chief Executive Officer and member of the board of directors, (see note 16) at a monthly rental of approximately €6 plus stamp duties, with duration until November 2021.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The committed rent payments for Terra Stabile A.E. as of March 31, 2010 were:

March 31, 2011	$103
March 31, 2012	103
March 31, 2013	103
March 31, 2014	103
March 31, 2015 and thereafter	820

$1,232
Commercial & Technical Ship Management Agreements
     At December 31, 2009, the vessel-owning companies of the Newlead Avra (formerly Altius), Newlead Fortune (formerly Fortius), High Land High Rider and Ostria had technical ship management agreements with International Tanker Management Limited (“ITM”) based in Dubai which are cancellable by either party with two-months notice. The agreed annual management fees were approximately $165 per vessel, for both, 2010 and 2009. During the period ended March 31, 2010, the vessel owning companies of Newlead Avra, Newlead Fortune have terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of the vessels have signed agreements for the provision of both technical and commercial ship management services with a related party, Newlead Shipping S.A., a company which was controlled by Grandunion and currently is NewLead’s subsidiary subsequent to April 1, 2010, transaction. The agreed annual management fees are approximately $197 per vessel.
     The Chinook has a technical ship management agreement with Ernst Jacob Ship Management GmbH (“Ernst Jacob”). In January 2010 the vessel owning company of the Nordanvind has also signed a technical ship management agreement with Ernst Jacob. The agreed annual management fees per vessel for 2010 and 2009 were approximately €153 and €150, respectively.
     At December 31, 2009, the Australia, and the China and Brazil each had a commercial and technical ship management agreement with Stamford Navigation Inc. (“Stamford”) (as to the Australia) and with Newfront Shipping S.A. (“Newfront”) (as to the China and Brazil). The agreed annual management fees are approximately $185 per vessel. During the quarter ended March 31, 2010 these agreements were terminated. Accordingly the vessel owning companies have signed agreements with Newlead Bulkers S.A., (“Newlead Bulkers” a company which was controlled by Grandunion and currently is NewLead’s subsidiary subsequent to April 1, 2010, transaction) , for the provision of commercial and technical ship management services. The agreed annual management fees are approximately $185 per vessel.
     Magnus Carriers, a company owned by two of the Company’s former officers and directors, provided the ship-owning companies of the Newlead Avra, Newlead Fortune, High Land, High Rider, Ostria and Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by the Company effective May 1, 2009. At March 31, 2010, the commercial management services for the High Land, High Rider, Ostria, Nordanvind and Chinook, were provided in-house.
Sale of vessels
     During the first quarter of 2010, the Company signed memorandum of agreements for the sale of the Chinook, the High Rider, the Ostria and the Nordanvind for a total consideration of $30.2 million.
     On April 15, 2010, the Company concluded the sale of the Chinook (see note 18).
     On April 22, 2010, the Company concluded the sale of the High Rider (see note 18).
     The sale of the Ostria and Nordanvind is expected to be concluded in the second quarter of 2010.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
(2) Contingencies
     The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. For the period ended March 31, 2010, the Company has provided in respect of all claims an amount equal to approximately $4,150 (amount includes continuing and discontinued operations). Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business:
•	The charterers of the Newlead Avra notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:
a)	Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo at New York in September 2007;

b)	Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

c)	Damages suffered by sub-charterers of the vessel resulting from grounding at Houston in October 2007.
•	The charterers of the Newlead Fortune notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:
a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of hydrogen sulphide in the vessel’s tanks at two ports in the United States.
     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.
16. Transactions Involving Related Parties
Management Services and Commissions
     Magnus Carriers Corporation, a related party, is a company that provided commercial management services to certain Company vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by the Company on May 1, 2009.
     For the periods ended March 31, 2010 and 2009, the management fees were approximately $0 and $189, respectively (figures include continuing and discontinued operations).
SeaBreeze
     As part of attaining revenue (commissions) for the Company’s vessels, the Company contracted with a related entity, Sea Breeze Ltd., of which one of the former Company’s directors is a shareholder. In addition, the Company paid 1% of the purchase price brokerage commission on the sale of the M/V Saronikos Bridge and M/V MSC Seine, respectively. For the periods ended March 31, 2010 and 2009, the commissions amounted to $114 and $0, respectively (figures include continuing and discontinued operations).

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Newfront — Stamford
     The vessels Australia, China and Brazil had technical ship management and commercial management agreements with Stamford (as to the Australia), and Newfront (as to the China and the Brazil). These commercial and technical management agreements were terminated in the first quarter of 2010. For the period ended March 31, 2010, the management fees for Newfront and Stamford were approximately $50 and $28, respectively. There was no ship management agreement with Newfront or Stamford during the period ended March 31, 2009.
Newlead Bulkers S.A.
     During the period ended March 31, 2010, Newlead Bulkers, a related party with common shareholders, has assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the period were $59. There was no ship management agreement with Newlead Bulkers during the period ended March 31, 2009.
Newlead Shipping S.A.
     During the period ended March 31, 2010, Newlead Shipping, a related party with common shareholders, has assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the period were $36. There was no ship management agreement with Newlead Shipping during the period ended March 31, 2009.
Terra Stabile A.E.
     The Company leases space in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s Chief Executive Officer and member of the Company’s Board of Directors. In November 2009, the Company entered into a 12-year lease agreement with the landowner (see note 15). Total rent for the period ended March 31, 2010 was approximately $33.
Domina Petridou O.E.
     The Company leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of the former Company’s directors is a shareholder. In November 2005, the Company entered into a 10-year lease agreement with the landowner. In October 2007, the Company entered into an additional nine-year lease agreement with the landowner. These agreements have been terminated in 2009 and in the first quarter of 2010 respectively (see note 15). Total rent for the periods ended March 31, 2010 and March 31, 2009 amounted to approximately $17 and $33, respectively.
Amounts due (to) / from managing agent
     Amounts due (to) / from managing agent are as follows:

	As of March 31,	As of December 31,
	2010	2009
International Tanker Management	$(319)	$(1,812)
Wilhelmsen Ship Management	—	8
Newfront Shipping S.A.	121	40
Stamford Navigation Inc	(377)	(234)
Ernst Jacob Ship Management GmbH	(170)	(56)
Newlead Shipping S.A.	(249)	—
Newlead Bulkers S.A.	59	—

Total	$(935)	$(2,054)

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
17. Discontinued Operations
     From 2005 up to March 31, 2010, the Company owned a number of container vessels, chartering them to its customers (the “Container Market”). During 2008 and the first half of 2009, the Company sold three container vessels and a product tanker to unaffiliated purchasers for approximately $61,900. The gain on sale of these vessels was $7,985.
     On January 7, 2010, the Company sold the M/V Saronikos Bridge to an unrelated party for net proceeds of $5,348. The gain on the sale of the vessel amounted to $1,226. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to note 16). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.
     On January 20, 2010, the Company sold the M/V MSC Seine to an unrelated party for net proceeds of $5,399. The gain on the sale of the vessel amounted to $1,271. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to note 16). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.
     The Company determined that the sale of these vessels met the requirements as discontinued operations which are reflected in the Company’s consolidated statements of income for all periods presented.
     The following table represents the revenues and net income from discontinued operations:

	Successor	Predecessor
	January 1, to	January 1, to
	March 31, 2010	March 31, 2009
Operating Revenues	$1,207	$4,396
Net income	$2,254	$469
     The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income. In addition, to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures.
18. Subsequent Events
     a) On April 15, 2010, the Company completed the purchase of the two Kamsarmaxes pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010 and the sale of the Chinook. The two Kamsarmaxes are expected to be delivered in each of the fourth quarter of 2010 and 2011. On April 15, 2010, the Company entered into two facility agreements with Bank of Scotland (as leading agent), one for $66,667 and one for $13,333 in order to finance these vessels. As of May 28, 2010, in relation to these two facility agreements, the Company has drawn $29,167 and $13,333, respectively.
     b) On April 1, 2010, the Company completed the dropdown of six vessels and a management company pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between the Company and Grandunion Inc. (“Grandunion”). Upon closing, in accordance with the Purchase Agreement, the shares of the vessel owning subsidiaries and the shares of the management company were transferred to the Company. In exchange for such shares, the Company paid Grandunion $100 and issued 8,844,444 common shares (the “Shares”) to Grandunion. The value of the Shares was determined based on an approximate value of the vessels and management company of $180,000 offset by approximate liabilities of $160,000 (out of which $154,475 was assumed debt), and the remaining approximate $20,000 of value, less the $100 paid in cash, was paid in common shares of the Company valued at $2.25 per common share. The Shares are subject to a Lock-Up Agreement, dated April 1, 2010, whereby the Shares are restricted from disposition or any other transfer for the one year period ended April 1, 2011.
     c) On April 1, 2010, the Company appointed Dr. John Tzoannos as a member of its Board of Directors. Dr. Tzoannos was appointed as a Class II director, the term of which is set to expire at the 2010 Annual General Meeting of Shareholders.
     d) On April 22, 2010, the Company sold the M/T High Rider to an unrelated third party for an aggregate purchase price resulting in gross proceeds to the Company of approximately $6,700.
     e) On May 6, 2010, the Company has reached an agreement with a charterer to enter into a spot-market-related time charter for the MV Grand Victoria, a 2002 built 75,966 dwt Panamax, for 20 to 22 months. The time charter is expected to commence upon redelivery of the vessel from current charter, which is expected during the fourth quarter of 2010. The net effective rate for the spot-market-related time charter will be based on approximately 100% of the Baltic Panamax Index.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     f) On May 6, 2010, the Company entered into a facility agreement with Marfin Egnatia bank, for a reducing revolving credit facility of up to $65,280 in relation to the Australia, China, Brazil and Grand Rodosi (a vessel that entered NewLead’s fleet as part of the dropdown that occurred on April 1, 2010. This new facility agreement consolidated the existing outstanding credit facility of $34,280 in connection with the Australia, China and Brazil, and the existing outstanding credit facility of $31,000 for the Grand Rodosi.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: June 1, 2010